Mail Stop 0308

      May 11, 2005

VIA U.S. MAIL AND FACSIMILE

Ms. Paula E. Manley
Chief Financial Officer
Enesco Group, Inc.
225 Windsor Drive
Itasca, Illinois 60143

	RE:	Form 10-K for the Year Ended December 31, 2004
      File No. 0-1349

Dear Ms. Manley:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and quarterly filings, as applicable.


Item 1.  Business, page 3

2. We note that you have disclosed revenues of your Heartwood Creek by Jim Shore and Precious Moments lines for fiscal 2004. Please disclose the amount or percentage of revenue contributed by your Heartwood Creek by Jim Shore and Precious Moments lines for each of the last three years. Please tell us if any other brands accounted for ten (10) percent or more of consolidated revenue in any of the last three years. If so, please tell us and disclose for each of the last three years the amount or percentage or revenue contributed by each other brand accounting for 10 percent or more of consolidated revenue in any of the last three years. See Item 101(c)(i) of Regulation S-X.

Design, page 8

3. We note that you have a continuous product design and development program. Please disclose the amount spent on company sponsored design and development activities during each of the years presented.
See Item 101(c)(xi) of Regulation S-K. Please also disclose design and development costs charged to expense in each period presented in the notes to your financial statements.

Management`s Discussion and Analysis of Financial Position and
Results of Operations, page 17
General

4. Please quantify in dollars to the extent possible changes in cost of sales and/or gross profit related to each of the factors you identify. For example, quantify the impact of inventory valuation charges, ERP system implementation costs, higher freight costs, foreign currency exchange rates, product mix and lower royalty costs on cost of sales or gross profit.

Critical Accounting Policies, page 18

5. Please quantify and discuss, where material, the effect of critical estimates on your results of operations. Please tell us whether changes in your assumptions, such as those related to the historical write-off percentage of accounts receivable, sales returns, selling prices of excess inventories and estimates of future operating results and related cash flows are reasonably likely to occur. If so, where material, please quantify the potential impact on your financial condition and operating results of one or more hypothetical changes in the assumptions underlying such critical accounting estimates. Please also disclose the impact of significant changes in estimates during the periods presented. For example, disclose the effect of establishing a full valuation allowance against your domestic deferred tax assets and the effect accelerated depreciation of your ERP system. Please refer to SEC Release No. 33-
8350.

6. We note that the portion of your accounts receivable reserve related to your historical write-off percentage approximates 2% of accounts receivable. We also note that bad debt expense and write-offs reflected in Schedule II are less that 1% of net revenues for the years reported. Please explain to us why these percentages differ.

7. We note that accounts receivable allowances do not agree to the allowances disclosed in Schedule II. Please tell us why.

8. Please tell us and disclose the amount of your adjustment to inventory shrinkage as a result of your year-end physical inventory process.

2003 Compared to 2002 Consolidated Results
General

9. You disclose that international net revenues increased due to higher foreign currency rates in 2003, but that revenues from your Precious Moments and Cherished Teddies product lines decreased as a result of lower foreign currency exchange rates. Please explain and reconcile these statements to us and revise if necessary.

Interest Expense and Income, page 23

10. Please tell us how you account for accrued interest on probable tax liabilities and penalties. If you do not accrue interest on probable tax liabilities and penalties, please explain to us your basis for not doing so.

Liquidity and Capital Resources, page 24

11. Please provide a more insightful analysis of financial condition, changes in financial condition and cash flows, including changes in working capital components, for each period presented. In doing so, consider explaining the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

12. Please include other long-term liabilities reflected on your balance sheets in the table of contractual obligations. Please also disclose in a footnote to the table that you have excluded future variable rate interest payments under your short-term debt agreements. In addition, if you have entered into binding purchase obligations, please disclose their amounts in the table and describe the nature of the obligations in a footnote. If you have not entered into binding purchase obligations, please explain to us why your executory contracts and purchase orders are not binding purchase obligations. Refer to Item 303(5) of Regulation S-K.


Consolidated Financial Statements
Notes to Consolidated Financial Statements
Consolidated Balance Sheets, page 30

13. We note that the change in the carrying amount of goodwill for the year ended December 31, 2004 does not agree to your disclosures in Note 11. Please disclose the aggregate amount of goodwill acquired for each period presented. See paragraph 45(c) of SFAS
142.

14. Please tell us and disclose the items and their amounts included in accrued post-retirement benefits expense for each period presented.

Consolidated Statements of Cash Flows, page 33

15. It appears that stock-based compensation expense is included in proceeds from issuance of common stock in the financing activities section. If so, please revise to classify stock-based compensation expense as a separate line item in your reconciliation of net cash flow from operating activities.

Note 1.  Summary of Significant Accounting Policies, page 34

16. Please tell us whether your estimated provision for sales returns is recorded as a reduction of sales revenue and cost of sales in accordance with SFAS 48. Please revise Schedule II filed pursuant to
Rule 5-04 of Regulation S-X to separately disclose the amounts charged to costs and expenses and to net sales. The additional disclosure may be provided in a footnote to the table. See Rule 12-
09 of Regulation S-X.

17. Please revise in future filings to describe the principles followed in determining the inclusion or exclusion of your subsidiaries in the consolidated financial statements. Refer to Rule
3A-03 of Regulation S-X.

18. Please advise and revise future filings to disclose the nature of restrictions on the ability of foreign subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Please disclose the amounts of restricted net assets as of the end of the most recent year presented or tell us why such disclosure is not necessary. See Rule 4-08(e) of Regulation S-X.

19. Please tell us and expand your revenue recognition policy to clarify why it is appropriate to recognize revenue when club kits are sold to consumers. Include in your response a description of the club kit. Please also tell us the terms of club memberships and the amounts, if any, of membership fees charged to members. If you charge membership fees, please tell us and disclose your revenue recognition policy for such fees. Further, tell us what ongoing services you provide to members subsequent to the sale of the club kits and advise us how often newsletters are mailed to members.

Note 4.  Shareholders` Equity, page 40

20. We note that the change in capital in excess of par value for the year ended December 31, 2004 does not agree to the change in the capital in excess of par value line item reflected in your consolidated balance sheets. Please tell us what the difference represents and revise your disclosure as appropriate.

Note 5.  Geographic Operating Segments, page 44

21. Please disclose revenues from external customers from each brand or each group of similar brands or explain to us why disclosure of brand information is not required by paragraph 37 of SFAS 131.

Note 6.  Income Taxes, page 45

22. Please tell us whether you completed your evaluation of the repatriation provision of the American Jobs Creation Act of 2004 and whether you recognized the income tax effects of the repatriation provision in your deferred income tax provision on unremitted earnings of foreign subsidiaries. If you recognized the income tax effects of the repatriation provision in your deferred income tax provision on unremitted earnings of foreign subsidiaries, please disclose the effect on income tax expense for the amounts recognized.
If not, please disclose:
* a summary of the repatriation provision as it applies to you, the status of your evaluation of the effects of the repatriation provision and when you expect to complete your evaluation; and
* the range of reasonably possible amounts of unremitted earnings that you are considering for repatriation as a result of the repatriation provision and the related potential range of income tax benefits of such repatriation, or state that the related range of income tax benefits cannot be reasonably estimated.
   Please refer to FASB Staff Position No. FAS 109-2.

Note 7.  Other Income (Expense) Net, page 47

23. Please tell us the items and their amounts included in the bank charges and other line item. Please also tell us why bank charges are not classified as operating expenses and your basis for the classification.

Schedule II

24. Please describe deductions in footnotes to the table.  See
Rule
12-09 of Regulation S-X.


Item 7A.  Quantitative and Qualitative Disclosures About Market
Risk,
page 56

25. Information required by paragraphs (a) and (b) of Item 305 of Regulation S-K should be presented outside of, and not incorporated into, the financial statements. See General Instructions to paragraphs 305(a) and 305(b). Please include the quantitative and qualitative disclosures about foreign exchange risks to which you are exposed in this item.

Item 8.  Financial Statements and Supplementary Data, page 56

26. We note that there is no Index to Financial Statements and Schedules on page 53. Please revise as appropriate. Please also revise Item 15(a)(1) and (2).

Item 9A. Controls and Procedures, page 56

27. We note your statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met" and that the officers concluded your disclosure controls and procedures were effective. Please revise to clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, remove the reference to level of assurance. Refer to Section II.F.4 of Management`s Reports on Internal Control
Over Financial Reporting and Certification of Disclosure in
Exchange
Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Signatures, page 59

28. The report must also be signed by your chief financial officer and principal accounting officer in the second signature block. Please file an amendment containing the signature of your chief financial officer and principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Bill Thompson, Staff Accountant, at (202) 551-3344 or
Donna Di Silvio, Staff Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

							Sincerely,



								Mike Moran
								Accounting Branch Chief

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May 11, 2005
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